May 24, 2022 Via email Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Daniel Duchovny

Re:	New York City REIT, Inc.

DFAN14A filed by Comrit Investments 1, LP et al.

Filed May 5, 2022

File No. 001-39448

Dear Ladies and Gentlemen:

We are writing this letter on behalf of Comrit Investments 1, LP, Comrit Investments Ltd., I.B.I. Investment House Ltd, Ziv Sapir, Sharon Stern and Erez Shacham (collectively, the “COMRIT Parties”) in response to the letter, dated May 5, 2022, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the COMRIT Parties’ response thereto.

Definitive Additional Soliciting Materials

Stockholders Stand with Comrit

1.

You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure on slide 14 that management of the company are “lackeys” for Mr. Schorsch, and that the company’s board members are “clowns” who are “plundering” the company. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Response: We have removed slides 14 and 31 and re-filed the presentation.

2.

Provide us support for each of the four statements, both that the statements were made and that they were made by company security holders. Also, provide us support for the assertions relating to funds invested and lost by each referenced security holder.

U.S. Securities and Exchange Commission Division of Corporation Finance May 24, 2022 Page 2

Response: We have removed slides 14 and 31 and re-filed the presentation.

Boardroom Issue #4

3.

Please revise your presentation to clarify that your nominee owns zero shares in the company and to explain how the election of your nominee will address the issue of share ownership among the company’s directors.

Response: We have revised the presentation to clarify that our nominee does not presently own any shares in the company, and to explain that our nominee will support and comply with appropriate stock ownership guidelines that are adopted by the company.

Endorsements for Ms. Stern

4.	Provide us support for each of the statements, including the date on which the statements were made.

Response: We have added details regarding when these statements were made and re-filed the presentation.

We appreciate the Staff’s continued review and look forward to hearing from you with respect to this response letter. If you require any additional information on these issues, or if we can provide you with any other information to facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach the undersigned at (404) 572-6926 or by email at amy.wilson@bclplaw.com.

Sincerely,

Amy Taylor Wilson

cc:     Todd Kaye, Bryan Cave Leighton Paisner LLP, todd.kaye@bclplaw.com